Exhibit 15.2

Nordic American Offshore Ltd.
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

Ladies and Gentlemen:

Reference is made to the annual report on Form 20-F for the year ended December 31, 2015 of Nordic American Offshore Ltd. (the "Company") to be filed with the U.S. Securities and Exchange Commission (the "SEC") on March 23, 2016 (the "Annual Report ").

We hereby consent to all references to our name in the Annual Report and to the use of the statistical information supplied by us set forth in the Annual Report, including, without limitation, the information set forth in the Annual Report under the heading "The 2015 Offshore Support Vessel Market". We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we further advise you that:

(1) we have accurately described the information and data of the OSV shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the OSV shipping industry.

We hereby consent to the filing of this letter as an exhibit to the Annual Report to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and to the references to our firm in the section of the Annual Report entitled "The 2015 Offshore Support Vessel Market".

Yours faithfully,

March 23, 2016

By:	/s/ Tor Allen Widing
Name:	Tor Allen Widing
Title:	Partner and Managing Director

Dated: March 23, 2016